Exhibit 99.1

TD Announces Non-Viability Contingent Capital AT1 Limited
Recourse Capital Notes Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, September 6, 2022 /CNW/ - The Toronto-Dominion Bank ("TD") (TSX: TD) (NYSE: TD) today announced the pricing of a Canadian public offering of C$1.5 billion of 7.283% Non-Viability Contingent Capital (“NVCC”) Additional Tier 1 (“AT1”) Limited Recourse Capital Notes Series 2 (the “LRCNs”).

The LRCNs will bear interest at a rate of 7.283 per cent annually, payable semi-annually, for the initial period ending on, but excluding, October 31, 2027. Thereafter, the interest rate on the LRCNs will reset every five years at a rate equal to the prevailing 5-year Government of Canada Yield plus 4.10 per cent. The LRCNs will mature on October 31, 2082. The expected closing date of the offering is September 14, 2022. TD Securities is acting as lead agent and sole bookrunner on the issue.

Concurrently with the issuance of the LRCNs, TD will issue 1,500,000 Non-Cumulative 5-Year Fixed Rate Reset NVCC Preferred Shares, Series 29 ("Preferred Shares Series 29") to be held by Computershare Trust Company of Canada, as trustee for TD LRCN Limited Recourse Trust™ (the “Limited Recourse Trust”). In case of non-payment of interest on or principal of the LRCNs when due, the recourse of each LRCN holder will be limited to that holder’s proportionate share of the Limited Recourse Trust’s assets, which will consist of Preferred Shares Series 29 except in limited circumstances.

With the prior written approval of the Superintendent of Financial Institutions (Canada), TD may redeem the LRCNs commencing on October 1, 2027, and every five years thereafter, during the period from and including October 1 to and including October 31. TD may redeem the LRCNs in whole or in part on not less than 10 days' and not more than 60 days’ prior notice to the LRCN holders.

The net proceeds from this transaction will be used for general corporate purposes.

The LRCNs have not been, and will not be, registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration under the Securities Act or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell, or a solicitation of an offer to buy, these securities in the United States or in any other jurisdiction where such offer, solicitation or sale would be unlawful.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves more than 27 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.8 trillion in assets on July 31, 2022. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Brooke Hales, Head of Investor Relations, 416-307-8647; Natasha Ferrari, Manager, Media Relations, 416-400-9098